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Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Fixed Charge & Preferred Stock Dividends

			Year Ended December 31,
	2010		2009		2008		2007		2006
Earnings
Income (loss) from continuing operations	$109,722		$3,163		$29,438		$67,350		$48,947
Add: JV cash distributions	584,564		79,523		525,372		128,305		112,540
Interest	234,161		238,993		298,108		263,663		94,799
Amortization of loan costs expensed	9,928		7,947		6,436		15,893		4,424
Portion of rent expense representative of interest	22,570		22,986		24,346		23,276		17,850

Total earnings	$960,946		$352,611		$883,701		$498,487		$278,560

Fixed Charges and Preferred Stock Dividends
Interest	$234,161		$238,993		$298,108		$263,663		$94,799
Preferred stock dividends	29,749		19,875		19,875		19,875		19,875
Interest capitalized	—		98		(179)		5,118		8,529
Portion of rent expense representative of interest	22,570		22,986		24,346		23,276		17,850
Amortization of loan costs expensed	9,928		7,947		6,436		15,893		4,424

Total Fixed Charges and Preferred Stock Dividends	$296,409		$289,898		$348,587		$327,825		$145,477

Ratio of earnings to combined fixed charges and preferred stock dividends	3.24	X	1.22	X	2.54	X	1.52	X	1.91	X

        The ratios of earnings to combined fixed charges and preferred dividends and distributions were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income or loss from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, loss on equity investment and marketable securities and the cumulative effect of changes in accounting principles. With respect to SL Green Realty Corp., fixed charges and preferred stock dividends consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred dividends paid on its 7.625% Series C and its 7.875% Series D cumulative redeemable preferred stock.

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  Exhibit 12.1
SL Green Realty Corp. Ratio of Earnings to Fixed Charge & Preferred Stock Dividends